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18006165

SEC

SEC Mail Processing Section

MAR 01 2018

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68298

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FourBridges Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

246 East 11th Street, Suite 310
(No. and Street)

Chattanooga	TN	37402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Rowe 423-266-4630
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rodefer Moss & Company, PLLC
(Name – *if individual, state last, first, middle name*)

608 Mabry Hood Road	Knoxville	TN	37932
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Christopher D. Rowe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FourBridges Securities, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

SUZANNE HAYES STATE OF TENNESSEE NOTARY PUBLIC HAMILTON COUNTY

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- Certified Public Accountants
- Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RODEFER MOSS & CO, PLLC

Report of Independent Registered Public Accounting Firm

To the Member
of FourBridges Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of FourBridges Securities, LLC (the "Company") (a Tennessee corporation), as of December 31, 2017, and the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplementary Information on page 9 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rodefer Moss & Co, PLLC

Rodefer Moss & Co, PLLC
We have served as FourBridges Securities' auditor since 2014.
Knoxville, Tennessee
February 26, 2018

FOURBRIDGES SECURITIES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2017

FOURBRIDGES SECURITIES, LLC

INDEX TO REPORT

DECEMBER 31, 2017

FOURBRIDGES SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

ASSETS		
Cash	$	11,448
Office equipment, less accumulated depreciation of $5,731		1,256
Total assets	$	12,704

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable	$	525
Total liabilities		525
MEMBERS' EQUITY		12,179
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	12,704

The accompanying notes are an integral part of these financial statements.

FOURBRIDGES SECURITIES, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2017

REVENUES	
Consulting fees	$ 122,255
Interest income	7
Total revenue	122,262
EXPENSES	
Employee compensation and benefits	116,603
Regulatory fees and expenses	11,061
Occupancy	2,316
Other	24,751
Total expenses	154,731
NET LOSS	$ (32,469)

The accompanying notes are an integral part of these financial statements.

FOURBRIDGES SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2017

BALANCE - JANUARY 1, 2017	$	16,648
Capital contribution		28,000
Net loss		(32,469)
BALANCE - DECEMBER 31, 2017	$	12,179

The accompanying notes are an integral part of these financial statements.

FOURBRIDGES SECURITIES, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2017

CASH FLOW FROM OPERATING ACTIVITIES		
Net loss	$	(32,469)
Non cash expense included in net income:		
Depreciation		1,397
Decrease in operating assets:		
Accounts receivable		3,586
Decrease in operating liabilities:		
Accounts payable		(5,021)
Net cash from operating activities		(32,507)
CASH FLOW FROM FINANCING ACTIVITIES		
Member contributions		28,000
NET CHANGE IN CASH		(4,507)
Cash - beginning of year		15,955
Cash - end of year	$	11,448

FOURBRIDGES SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

FourBridges Securities, LLC (the "Company") was formed under the laws of the State of Tennessee and began operations on March 25, 2009. The Company is engaged in the business of investment banking with an emphasis on providing clients with advisory services related to selling and/or acquiring businesses, obtaining financing and restructuring capital.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). They are presented on the accrual method of accounting, thus reflecting income earned regardless of when received and expenses incurred regardless of when paid.

Receivables

The Company reports trade receivables at net realizable value. The Company currently does not charge interest on past due accounts. Management will determine the estimate of its bad debts allowance on historical losses and current economic conditions. On a continuing basis, management will analyze delinquent receivables, and once the receivables are determined to be uncollectible, they will be written off to the allowance account. At December 31, 2017 all of the Company's receivables are deemed uncollectible.

Depreciation

Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the depreciable assets. The estimated useful life of office equipment is generally five years.

Income Taxes

The Company files as a limited liability company for income tax purposes. The Company's net income is taxed at the member level rather than at the Company level, and thus no provision for income taxes has been made in the accompanying financial statement.

Uncertain Tax Positions

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes.*

(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Uncertain Tax Positions (Continued)

Under the guidance of FASB ASC 740, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company has concluded that there are no significant uncertain tax positions requiring recognition or disclosure, and there are no material amounts of unrecognized tax benefits. There were no tax penalties or interest levied against the Company during the year. The Company's evaluation was performed for the tax years ended December 31, 2014 through December 31, 2017, for all tax jurisdictions. These are the years which remain subject to examination by major tax jurisdictions as of December 31, 2017.

Recognition of Income

The Company records fees from advisory services as income when earned. Retainers incurred from customers are non-refundable payments for services rendered and are considered earned when billed.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid investments with original maturities of less than ninety days to be cash equivalents.

Uses of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

Advertising costs are expensed as incurred. There was no advertising expense for the year ended December 31, 2017.

NOTE 2 – RELATED PARTY TRANSACTIONS

FourBridges Holdings, LLC, sole owner of FourBridges Securities, LLC, owns furniture and equipment with no book value at December 31, 2017, which is used by the Company during the regular course of their business at no charge. FourBridges Holdings, LLC has also contributed $88,209, net of accumulated depreciation, towards leasehold improvements at December 31, 2017.

The Company has an expense sharing agreement with FourBridges Capital Advisors, LLC, an entity that is solely owned by FourBridges Holdings, LLC.

NOTE 3 – OFFICE EQUIPMENT

The major class of equipment and accumulated depreciation is as follows:

Office equipment	$ 6,987
Less accumulated depreciation	(5,731)
Total	$ 1,256

Depreciation expense was $1,397 for the year ended December 31, 2017.

NOTE 4 – CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at CapitalMark Bank and Trust located in Chattanooga, Tennessee, which is insured by the Federal Deposit Insurance Corporation on balances up to $250,000. The cash balances fluctuate on a daily basis throughout the year and can exceed the insured amount. Management does not believe the Company is exposed to any undue risk on cash balances.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Company had net capital of $10,923, which was $5,923 in excess of its minimum dollar net capital requirement of $5,000. The Company's net capital ratio was .85 to 1.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated events and transactions subsequent to the balance sheet date through the date of the independent auditor's report (the date the financial statements were available to be issued) for potential recognition or disclosure in the financial statements. Management has not identified any items requiring recognition or disclosure.

SUPPLEMENTAL INFORMATION

FOURBRIDGES SECURITIES, LLC

SCHEDULE-1 COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

Members' equity allowable for net capital	$	12,179
Total capital allowable		
Deductions and/or charges:		
Nonallowable assets:		
Office equipment, net		1,256
		1,256
NET CAPITAL	$	10,923
AGGREGATE INDEBTEDNESS	$	525
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital	$	35
Minimum dollar net capital requirement	$	5,000
Excess net capital	$	5,923
Excess net capital at 1,000 percent	$	4,923
Percentage of aggregate indebtedness to net capital		4.81%

There is no material difference between the preceding computation and the Company's corresponding unaudited part II of form X-17A-5 as of December 31, 2017.

Reference the Report of Independent Registered Public Accounting Firm

▪ Certified Public Accountants
▪ Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RM
RODEFER MOSS & CO, PLLC

Report Of Independent Registered Public Accounting Firm

To the Member
FourBridges Securities, LLC

We have reviewed management's statements, included in assertions made in Part 11A of FourBridges Securities, LLC's (the "Company") Financial and Operational Combined Uniform Single Report ("Focus Report"), in which (1) the Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rodefer Moss & Co, PLLC

Rodefer Moss & Co, PLLC
Knoxville, TN
February 26, 2018

FOURBRIDGES
CAPITAL ADVISORS

February 27, 2018

Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7010
100 F Street, NE
Washington, DC 20549

Walter E. Jospin, Regional Director
950 East Paces Ferry, N.E., Suite 900
Atlanta, GA 30326-1382

Re: EXEMPTION REPORT for SEC Rule 15c3-3 needed under SEC Rule 17a-5 for FourBridges Securities, LLC (SEC# 8-68298: CRD# 150806)

To whom it may concern:

FourBridges Securities, LLC ("FourBridges") is exempt from SEC Rule 15c3-3 under section (k)(2)(i) of the rule. The firm has met the identified exemption provisions throughout the most recent fiscal year without exception. FourBridges does not carry customer margin accounts and promptly transmits all customer funds and securities received in connection with its activities as a broker. FourBridges does not hold funds or securities.

Sincerely,

Christopher D. Rowe
Chief Compliance Officer

p 423.266.7490
f 423.266.7081
www.fourbridgescapital.com
246 East 11th St. Suite 310 Chattanooga, Tennessee 37402
Member FINRA/SIPC